AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013

925 West Georgia Street, Suite 1805, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“Keith Neumeyer”	“Raymond Polman”

Keith Neumeyer	Raymond Polman, CA
President & Chief Executive Officer	Chief Financial Officer
February 25, 2014	February 25, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of First Majestic Silver Corp.

We have audited the accompanying consolidated financial statements of First Majestic Silver Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of (loss) earnings, comprehensive (loss) income, changes in equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of First Majestic Silver Corp. and subsidiaries as at December 31, 2013 and 2012 and their financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Accountants
February 25, 2014
Vancouver, Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of First Majestic Silver Corp.

We have audited the internal control over financial reporting of First Majestic Silver Corp. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2013 of the Company and our report dated February 25, 2014 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants
February 25, 2014
Vancouver, Canada

First Majestic Silver Corp.
CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(amounts are expressed in thousands of United States dollars, except share and per share amounts)

		Year Ended December 31,
	Note	2013	2012

Revenues	6	$251,313	$247,177
Cost of sales (excludes depletion, depreciation and amortization)		115,658	79,747
Gross margin		135,655	167,430

Depletion, depreciation and amortization		43,337	25,405
Mine operating earnings		92,318	142,025

General and administrative expenses	7	24,855	21,774
Share-based payments		14,518	10,646
Accretion of decommissioning liabilities		539	472
Impairment of goodwill and mining interests	14	28,791	-
Acquisition costs	29	-	2,740
Foreign exchange loss (gain)		926	(174)

Operating earnings		22,689	106,567

Investment and other income	8	5,974	6,715
Finance costs		(2,470)	(2,293)

Earnings before income taxes		26,193	110,989

Income taxes
Current income tax expense	20	1,261	4,429
Deferred income tax expense	20	63,164	17,662
		64,425	22,091
Net (loss) earnings for the year		$(38,232)	$88,898

(Loss) earnings per common share
Basic		$(0.33)	$0.80
Diluted		$(0.33)	$0.79

Weighted average shares outstanding
Basic	9	116,935,325	110,775,284
Diluted	9	116,935,325	112,859,088

APPROVED BY THE BOARD OF DIRECTORS

Keith Neumeyer (signed)	Director	Douglas Penrose (signed)	Director

The accompanying notes are an integral part of the consolidated financial statements

First Majestic Silver Corp.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(amounts are expressed in thousands of United States dollars)

	Year Ended December 31,
	2013	2012

Net (loss) earnings for the year	$(38,232)	$88,898

Other comprehensive income (loss)

Items that may be subsequently reclassified to profit or loss:
Unrealized loss on fair value of available for sale investments	(2,047)	(3,212)
Reclassification of impairment on available for sale investments	3,914	-
Currency translation gain	-	369

Other comprehensive income (loss)	1,867	(2,843)

Total comprehensive (loss) income for the year	$(36,365)	$86,055

The accompanying notes are an integral part of the consolidated financial statements

First Majestic Silver Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(amounts are expressed in thousands of United States dollars)

		Year Ended December 31,
	Note	2013	2012
OPERATING ACTIVITIES
Net (loss) earnings for the year		$(38,232)	$88,898
Adjustments for:
Share-based payments		14,518	10,646
Depletion, depreciation and amortization		43,919	25,980
Accretion of decommissioning liabilities		539	472
Loss (gain) from silver futures and marketable securities	8	6,601	(6,211)
Gain and fair value adjustment on prepayment facility	18	(4,433)	-
Write-down of marketable securities	8	3,914	-
Impairment of goodwill and mining interests	14	28,791	-
Income tax expense	20	64,425	22,091
Proceeds from First Silver litigation	28	14,127	-
Acquisition costs	29	-	2,740
Finance costs		2,470	2,293
Unrealized foreign exchange loss (gain) and other		630	(133)
Operating cash flows before movements in working capital and income taxes		137,269	146,776
Net change in non-cash working capital items	26	4,353	1,274
Income taxes paid		(7,350)	(11,891)
Cash generated by operating activities		134,272	136,159

INVESTING ACTIVITIES
Expenditures on mining interests		(94,445)	(99,300)
Acquisition of property, plant and equipment		(84,297)	(75,834)
Deposits paid for long-term assets		(5,288)	(7,525)
Realized (loss) gain on silver futures		(4,658)	6,172
Proceeds from disposal of marketable securities		23	5,244
Investment in marketable securities		-	(10,349)
Acquisition of Silvermex, net of cash acquired	29	-	8,614
Cash used in investing activities		(188,665)	(172,978)

FINANCING ACTIVITIES
Proceeds from sale-and-leasebacks		16,121	5,528
Repayment of lease obligations		(9,331)	(6,716)
Proceeds from prepayment facility	18(a)	-	50,000
Repayment of prepayment and debt facilities	18(a),(b)	(5,447)	(1,284)
Finance costs paid		(2,470)	(1,812)
Proceeds from exercise of stock options	21(a)	1,789	10,609
Shares repurchased and cancelled	21(d)	(2,403)	-
Cash (used in) generated by financing activities		(1,741)	56,325

Effect of exchange rate on cash and cash equivalents held in foreign currencies		(692)	901
(Decrease) increase in cash and cash equivalents		(56,134)	19,506
Cash and cash equivalents, beginning of year		111,591	91,184
Cash and cash equivalents, end of year		$54,765	$111,591

Cash		$45,307	$108,419
Cash equivalents		9,458	3,172
Cash and cash equivalents, end of year		$54,765	$111,591

Supplemental cash flow information	26

The accompanying notes are an integral part of the consolidated financial statements

First Majestic Silver Corp.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2013 AND DECEMBER 31, 2012
(amounts are expressed in thousands of United States dollars)

	Note	December 31, 2013	December 31, 2012
Assets

Current assets
Cash and cash equivalents		$54,765	$111,591
Trade and other receivables	10	22,045	19,598
Income taxes receivable		-	8,664
Inventories	11	26,785	23,641
Other financial assets	12	4,177	7,237
Prepaid expenses and other		1,761	2,186
Total current assets		109,533	172,917

Non-current assets
Mining interests	13	448,440	372,941
Property, plant and equipment	15	291,326	220,212
Deposits on long-term assets		5,653	9,751
Goodwill	14, 29	-	24,591
Deferred tax assets	20	-	12,619

Total assets		$854,952	$813,031

Liabilities and Equity

Current liabilities
Trade and other payables	16	$34,534	$37,398
Current portion of lease obligations	17	15,993	8,793
Current portion of prepayment and debt facilities	18	17,874	6,662
Income taxes payable	20	8,322	4,377
Total current liabilities		76,723	57,230

Non-current liabilities
Lease obligations	17	20,297	14,185
Prepayment facility	18	26,342	44,241
Decommissioning liabilities	19	12,096	9,691
Deferred gain on litigation	28	14,127	-
Deferred tax liabilities	20	134,622	94,159

Total liabilities		284,207	219,506

Equity
Share capital	21(a)	425,707	423,958
Equity reserves	22	46,543	31,219
Retained earnings		98,495	138,348

Total equity		570,745	593,525

Total liabilities and equity		$854,952	$813,031

Commitments (Note 13, Note 23(d)(ii))
Contingent liabilities (Note 27)
Subsequent events (Note 30)

The accompanying notes are an integral part of the consolidated financial statements

First Majestic Silver Corp.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(amounts are expressed in thousands of United States dollars, except share amounts)

	Share Capital		Equity Reserves
				Available for	Foreign
			Share-based	sale	currency	Total equity	Retained
	Shares	Amount	payment	revaluation	translation	reserves	earnings	Total equity

Balance at December 31, 2011	105,135,372	$273,304	$27,394	$1,127	$(677)	$27,844	$49,450	$350,598
Net earnings	-	-	-	-	-	-	88,898	88,898
Other comprehensive (loss) income	-	-	-	(3,212)	369	(2,843)	-	(2,843)
Share-based payments, net of related tax benefits (Note 22)	-	-	9,525	-	-	9,525	-	9,525
Shares issued for:
Acquisition of Silvermex Resources Inc. (Note 29)	9,451,641	136,317	-	-	-	-	-	136,317
Exercise of options	2,174,250	10,609	-	-	-	-	-	10,609
Conversion of shares to be issued (Note 21(e))	250	-	-	-	-	-	-	-
Returned to treasury (Note 21(f))	(4,673)	(16)	-	-	-	-	-	(16)
Share warrants issued (Note 21(c))	-	-	646	-	-	646	-	646
Expiry of shares to be issued (Note 21(e))	-	(209)	-	-	-	-	-	(209)
Transfer of equity reserve upon exercise of options	-	3,953	(3,953)	-	-	(3,953)	-	-
Balance at December 31, 2012	116,756,840	$423,958	$33,612	$(2,085)	$(308)	$31,219	$138,348	$593,525

Net loss	-	-	-	-	-	-	(38,232)	(38,232)
Other comprehensive income	-	-	-	1,867	-	1,867	-	1,867
Share-based payments, net of related tax benefits (Note 22)	-	-	14,199	-	-	14,199	-	14,199
Shares issued for exercise of options	483,000	1,789	-	-	-	-	-	1,789
Shares repurchased and cancelled (Note 21(d))	(215,000)	(782)	-	-	-	-	(1,621)	(2,403)
Transfer of equity reserve upon exercise of options	-	742	(742)	-	-	(742)	-	-
Balance at December 31, 2013	117,024,840	$425,707	$47,069	$(218)	$(308)	$46,543	$98,495	$570,745

The accompanying notes are an integral part of the consolidated financial statements

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

1.	NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company’s shares trade on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, and on the Frankfurt Stock Exchange under the symbol “FMV”.

The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2.	BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Statement of Consolidation and Presentation

These consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments, marketable securities, and the prepayment facility. All dollar amounts presented are in United States dollars unless otherwise specified. The accounting policies in Note 3 of the consolidated financial statements have been applied in preparing these consolidated financial statements.

These consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (see Note 24). First Silver Reserve Inc. (“First Silver”), one of the wholly-owned subsidiaries of the Company, underwent a wind-up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation (see Note 28). Intercompany balances, transactions, income and expenses are eliminated on consolidation.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree. Acquisition-related costs incurred for the business combination are expensed. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the consideration of the acquisition over the Company’s interest in the fair value of the net identifiable assets, liabilities and contingent liabilities recognized. If the Company’s interest in the fair value of the acquiree’s net identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized in earnings or loss immediately.

Goodwill may also arise as a result of the requirement under IFRS to record a deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

Notes Page 1

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill arising on the acquisition of a business is carried at cost as established at the date of the acquisition less accumulated impairment losses, if any.

For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit and loss in the consolidated statements of earnings. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Foreign currency

The consolidated financial statements are presented in U.S. dollars. The individual financial statements of each entity are presented in their functional currency, which is the currency of the primary economic environment in which the entity operates. Prior to January 1, 2013, the functional currency of the Company’s head office was the Canadian dollar and the functional currency for all of the other entities was the U.S. dollar. The functional currency of the Company’s Canadian head office changed on a prospective basis from the Canadian dollar to the U.S. dollar effective January 1, 2013 as management determined that the currency of the primary economic environment in which the entity operates changed subsequent to First Majestic entering into the U.S. dollar denominated prepayment facility agreement in December 2012 (see Note 18(a)).

Transactions in foreign currencies are translated into the entities’ functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the initial transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statements of earnings in the period in which they arise.

Revenue recognition

Revenue is recognized upon delivery when the following conditions are met:

control, title and risk of ownership of products passes to the buyer;
the amount of revenue and costs related to the transaction can be measured reliably;
it is probable that the economic benefits associated with the transaction will flow to the Company; and
when collection is reasonably assured.

This occurs when title and insurance risk have passed to the customer and when the goods have been delivered to a contractually agreed location. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.

Revenue from the sale of metal doré or concentrate is recorded net of charges for treatment, refining and smelting. Revenue from the sale of material by-products is included within revenue.

Notes Page 2

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Revenue from the sale of coins, ingots and bullion is recorded when the product has been shipped and funds have been received. When cash has been received from customers prior to shipping of the related silver coins, ingots and bullion, the amounts are recorded as unearned revenue until the products are shipped.

Metals in doré sold to third parties are priced on delivery. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Metals in concentrate sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time. The contract provides for a provisional payment on delivery based upon provisional assays and quoted metal prices. Revenues are recorded under these contracts at the time title passes from the Company to the buyer based on spot price on date of delivery, and subsequently adjusted to market price based on the expected date of the final settlement. As a result, the value of the Company’s concentrate receivables changes as the underlying commodity market prices vary. This component of the contract is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenues and trade receivables. Adjustments to revenue for metal prices are recorded monthly and other adjustments related to the final settlement of weights and assays are recorded on final settlement.

Inventories

Stockpiled ore, work in process and finished goods inventories are valued at the lower of average cost and estimated net realizable value. Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne. Stockpiled ore tonnage is verified by periodic surveys and physical counts.

Work in process inventory includes precipitates, in-circuit inventories in tanks and in the milling process. Finished goods inventory includes metals in their final stage of production prior to sale, including primarily doré and concentrates at our operations and finished goods in-transit.

Materials and supplies inventories are valued at the lower of average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

Notes Page 3

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation expenditures

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

acquiring the rights to explore;
researching and analyzing historical exploration data;
gathering exploration data through topographical, geochemical and geophysical studies;
exploratory drilling, trenching and sampling;
determining and examining the volume and grade of the resource;
surveying transportation and infrastructure requirements; and
compiling pre-feasibility and feasibility studies.

Capitalization of exploration and evaluation expenditures commences on acquisition of a beneficial interest or option in mineral rights. Capitalized costs are recorded as a component of mining interests at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

The majority of the Company’s exploration and evaluation expenditures focus on mineral deposits in proximity to its existing mining operations. Where the Company is acquiring a new property, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. Exploration and evaluation expenditures are transferred to development or producing mining interests when technical feasibility and commercial viability of the mineral resource have been demonstrated. Factors taken into consideration include:

there is sufficient geological certainty of converting the mineral deposit into proven and probable reserves;
life of mine plan and economic modeling support the economic extraction of such reserves and resources;
for new properties, a scoping study and/or feasibility study demonstrates that the additional reserves and resources will generate a positive economic outcome; and
operating and environmental permits exist or are reasonably assured as obtainable.

Exploration and evaluation expenditures remain as exploration mining interests and do not qualify as producing mining interests until the aforementioned criteria are met. Exploration and evaluation expenditures are transferred to development or producing mining interests when the technical feasibility and commercial viability of a mineral resource has been demonstrated according to the above mentioned factors.

Mining interests

Exploration, development and field support costs directly related to mining interests are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

Upon commencement of commercial production (see “Significant accounting estimates and judgments”), mining interests are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material to be extracted in current and future periods based on proven and probable reserves and the portion of measured and indicated mineral resources considered to be highly probable to be economically extracted over the life of mine plan.

Notes Page 4

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mining interests (continued)

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee with no obligation or sale until exercised or expired and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of qualifying assets.

Depreciation is calculated on a straight-line basis over the useful life of the asset, ranging from two to twenty years, and commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to machinery and equipment when it becomes available for use.

Depreciation for machinery and equipment is calculated on a straight-line basis over the lesser of the useful life of the equipment or the life of mine, when it becomes available for use. Depreciation charges on assets that are directly related to mineral properties are allocated to those mineral properties.

The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

Finance leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statement of financial position as a finance lease obligation. Finance costs are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs.

Stripping costs

Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized and included in the carrying amount of the related mining property. During the production phase of a mine, stripping costs incurred to provide access to reserves and resources that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related mining property.

Notes Page 5

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stripping costs (continued)

Capitalized stripping costs are depleted on a units-of-production basis over the estimated economic life of the ore body that directly benefit from the stripping activities. Costs for regular waste removal that do not give rise to future economic benefits are included in mine operating costs in the period they are incurred.

Impairment of long-term assets

At each statement of financial position date, the Company reviews the carrying amounts of its long-term assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. For exploration and evaluation assets, indications include but are not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

If the recoverable amount of the asset or CGU is determined to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and an impairment loss is recognized as an expense in the consolidated statements of earnings. Recoverable amount is the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s length transaction between knowledgeable and willing parties. Fair value for mining interests is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion projects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value of the asset. Value in use is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use and does not take into account future development. These assumptions are different to those used in calculating fair value and consequently are likely to provide a different result, usually lower.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset or CGU in prior periods, adjusted for additional amortization which would have been recorded had the amount not been impaired. A reversal of an impairment loss is recognized as a gain in the statements of earnings.

Share-based payment transactions

Employees (including directors and officers) of the Company may receive a portion of their remuneration in the form of share-based payment transactions (“share-based payments”).

Equity instruments issued to employees are measured by reference to their fair value using the Black-Scholes model at the date on which they were granted. Forfeitures are estimated at grant date and adjusted for prospectively based on actual forfeitures. The costs of share-based payments are recognized, together with a corresponding increase in the equity reserve, over the period in which the services and/or performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”).

Notes Page 6

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payment transactions (continued)

In situations where equity instruments are issued to non-employees, the share-based payments are measured at the fair value of goods or services received. If some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment.

No expense is recognized for awards that do not ultimately vest. The dilutive effect of outstanding options is reflected as additional dilution in the computation of diluted earnings per share.

Taxation

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case they are recognized in other comprehensive income or directly in equity. Current tax or deferred tax from the initial accounting for a business combination is included in the accounting for the business combination.

Current income taxes

Current income tax is based on taxable earnings for the year. The tax rates and tax laws to compute the amount payable are those that are substantively enacted in each tax regime at the date of the statement of financial position.

Deferred income taxes

Deferred income tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position, unused tax losses, unused tax credits and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are not recognized if the temporary difference arises in a transaction other than a business combination that at the time of the transaction affects neither the taxable nor the accounting earnings or loss. Deferred tax is determined using tax rates and tax laws that are substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences to the extent that the realization of the related tax benefit through future taxable earnings is probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred.

Earnings per share

Basic earnings per share for the period is calculated by dividing the earnings attributable to equity holders of the Company by the weighted average number of shares outstanding during the reporting period.

Notes Page 7

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per share (continued)

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and share purchase warrants and assumes the receipt of proceeds upon exercise of the options to determine the number of shares assumed to be purchased at the average market price during the period.

Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale (“AFS”), loans and receivables, or at fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Financial assets classified as AFS are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary due to a significant or prolonged decline in the fair value of that investment below its cost.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss in the statements of earnings.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities and equity instruments

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

Notes Page 8

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash in the statement of financial position include cash on hand and held at banks and cash equivalents include short-term guaranteed investment certificates redeemable within three months or less at the date of purchase.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made. The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as accretion expense or finance costs.

Significant accounting estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the U.S. dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Notes Page 9

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting estimates and judgments (continued)

Commencement of commercial production

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the related mine or mill and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached.

Determining when a mine or mill is in the condition necessary for it to be capable of operating in the manner intended by management is a matter of judgement dependant on the specific facts and circumstances. The following factors may indicate that commercial production has commenced:

substantially all major capital expenditures have been completed to bring the mine or mill to the condition necessary for it to be capable of operating in the manner intended by management;
the mine or mill has reached a pre-determined percentage of design capacity;
the ability to sustain a pre-determined level of design capacity for a significant period of time (i.e., the ability to continue to produce ore at a steady or increasing level);
the completion of a reasonable period of testing of the mine plant and equipment;
the ability to produce a saleable product (i.e., the ability to produce concentrate within required sellable specifications);
the mine or mill has been transferred to operating personnel from internal development groups or external contractors; and
mineral recoveries are at or near the expected production levels.

The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that commercial production was achieved for the following expansions:

the 1,000 tonnes per day (“tpd”) cyanidation plant at the La Parrilla mine achieved commercial production on March 1, 2012;
the 1,000 tpd flotation plant at the Del Toro mine achieved commercial production on April 1, 2013; and
the 1,000 tpd cyanidation plant at the Del Toro mine achieved commercial production on January 1, 2014.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Impairment of property, plant and equipment and mining interests

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment and mining interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s property, plant and equipment and mining interests, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

Notes Page 10

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting estimates and judgments (continued)

Depreciation and amortization rate for property, plant and equipment and depletion rate for mining interests

Depletion, depreciation and amortization expenses are allocated based on assumed asset lives. Should the asset life, depletion rates or depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings.

Estimated reclamation and closure costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Mineral reserve and resource estimates

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position, results of operation and cash flows.

Inventory valuation

Finished goods, work-in-process and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of silver and silver equivalents contained in the stockpile ore, the amount of silver that is expected to be recovered from the stockpile, the amount of silver in the mill circuits and assumption of the silver price expected to be realized when the silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying value of its inventories, which would reduce the Company’s earnings and working capital.

Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Notes Page 11

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting estimates and judgments (continued)

Income taxes (continued)

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Deferral of stripping costs

In determining whether stripping costs incurred during the production phase of a mining interest relate to mineral reserves and resources that will be mined in a future period and therefore should be capitalized, the Company treats the cost of removal of the waste material during a mine’s production phase as deferred development costs where it gives rise to future benefits. These capitalized costs are subsequently amortized on a units-of-production basis over the reserves and resources that directly benefit from the specific stripping activity.

4.	CHANGES IN ACCOUNTING POLICIES

Accounting Policies Adopted Effective January 1, 2013

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”) and IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Joint Arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which provides guidance on accounting for joint arrangements. IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is accounted for using the equity method and proportionate consolidation is no longer permitted. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”), which clarifies the requirements for accounting for the cost of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company adopted IFRIC 20 in compliance with the transitional requirements and the application of this standard did not result in an adjustment to the Company’s consolidated financial statements.

Notes Page 12

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

4.	CHANGES IN ACCOUNTING POLICIES (continued)

Accounting Policies Adopted Effective January 1, 2013 (continued)

Fair Value Measurement

In May 2011, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Disclosures on Offsetting of Financial Instruments

In December 2011, the IASB issued an amendment to IFRS 7 – Financial Instruments: Disclosure (“amendments to IFRS 7”). The amendments to IFRS 7 require more extensive disclosures about offsetting (also known as netting) of financial instruments. The new offsetting disclosure requirements are effective for annual periods beginning on or after January 1, 2013 and need to be applied retrospectively to all comparative periods. The Company has applied the amendments to IFRS 7 on a prospective basis, commencing January 1, 2013. The adoption of this amendment did not have a significant impact on the Company’s comparative periods.

Items of Other Comprehensive Income

In June 2011, the IASB issued an amendment to IAS 1 (“amendments to IAS 1”) – Presentation of Items of Other Comprehensive Income. The amendments to IAS 1 require items of other comprehensive income (“OCI”), along with their tax effects, to be grouped into those that will and will not subsequently be reclassified to profit or loss. The measurement and recognition of items of profit or loss and OCI are not affected by the amendments. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2013

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. On July 24, 2013, the IASB tentatively decided to defer the mandatory effective date until the finalization of the impairment, classification and measurement requirements, with earlier adoption still permitted. The Company will evaluate the impact the final standard will have on its consolidated financial statements when issued.

Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past activity or event (“obligating event”) described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact of the adoption of this interpretation on its consolidated financial statements.

Recoverable Amount Disclosures

In May 2013, the IASB issued amendments to IAS 36 – Impairment of Assets (“amendments to IAS 36”). The amendments to IAS 36 restrict the requirement to disclose the recoverable amount of an asset or CGU to periods in which an impairment loss has been recognized or reversed. The amendments also expand and clarify the disclosure requirements applicable when an asset or CGU’s recoverable amount has been determined on the basis of fair value less cost of disposal. The amendments are effective for annual periods beginning on or after January 1, 2014 and should be applied retrospectively. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Notes Page 13

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

5.	SEGMENTED INFORMATION

The Company has eight reporting segments, including five segments located in Mexico, one development project in Mexico, one retail market segment in Canada and one silver trading segment in Europe. All of the Company’s operations are within the mining industry and its major products are refined silver, gold, lead and zinc produced from doré and concentrates. Transfer pricing agreements between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer pricing agreements and inventory is costed on a first-in first-out basis.

A reporting segment is defined as a component of the Company that:

engages in business activities from which it may earn revenues and incur expenses;
whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
for which discrete financial information is available.

Management evaluates reporting segment performance based on mine operating earnings as other expenses are not allocated to the segments or used to evaluate performance. Significant information relating to the Company’s reporting segments is summarized in the table below:

		Year Ended December 31, 2013				At December 31, 2013

			Depletion,	Mine
			depreciation	operating
		Cost of	and	earnings	Capital	Total	Total
	Revenue	sales (1)	amortization	(loss)	expenditures	assets	liabilities
Mexico
La Encantada	$91,563	$41,366	$11,964	$38,233	$24,036	$145,596	$37,872
La Parrilla	79,847	36,307	14,827	28,713	37,544	203,384	29,003
Del Toro	25,043	14,003	5,083	5,957	80,213	202,526	44,858
San Martin	30,379	17,552	4,418	8,409	23,785	107,553	35,728
La Guitarra	17,034	10,542	6,804	(312)	15,362	130,910	30,884
La Luz	-	-	-	-	4,095	30,721	364
Canada
Coins and Bullion Sales	2,802	2,699	-	103	11	725	28
Europe
Silver Sales	158,193	146,453	-	11,740	-	21,126	4,424
Corporate and Eliminations	(153,548)	(153,264)	241	(525)	5,051	12,411	101,046
Consolidated	$251,313	$115,658	$43,337	$92,318	$190,097	$854,952	$284,207

		Year Ended December 31, 2012				At December 31, 2012

			Depletion,	Mine
			depreciation	operating
		Cost of	and	earnings	Capital	Total	Total
	Revenue	sales (1)	amortization	(loss)	expenditures	assets	liabilities
Mexico
La Encantada	$89,974	$35,088	$9,629	$45,257	$33,282	$136,510	$27,736
La Parrilla	82,596	35,836	10,442	36,318	60,800	175,410	42,546
Del Toro	-	-	-	-	74,229	122,152	22,764
San Martin	22,289	12,401	3,943	5,945	19,120	83,652	19,214
La Guitarra	5,291	5,375	1,389	(1,473)	7,691	172,472	35,940
La Luz	-	-	-	-	3,287	27,031	338
Canada
Coins and Bullion Sales	3,858	3,677	-	181	108	535	122
Europe
Silver Sales	190,683	138,178	1	52,504	-	53,225	4,608
Corporate and Eliminations	(147,514)	(150,808)	1	3,293	4,527	42,044	66,238
Consolidated	$247,177	$79,747	$25,405	$142,025	$203,044	$813,031	$219,506

(1) Cost of sales excludes depletion, depreciation and amortization.

Notes Page 14

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

6.	REVENUES

	Year Ended	Year Ended
	December 31, 2013	December 31, 2012
Gross revenue from payable metals:
Silver	$235,422	$242,732
Gold	10,928	6,325
Lead	23,301	10,698
Zinc	6,078	3,460
Other	1,634	1,777
Gross revenue	$277,363	$264,992
Less: refining & smelting costs	(26,050)	(17,815)
Revenues	$251,313	$247,177

7.	GENERAL AND ADMINISTRATIVE EXPENSES

The general and administrative expenses for the Company are comprised of the following:

	Year Ended	Year Ended
	December 31, 2013	December 31, 2012
Corporate administration	$8,332	$7,114
Salaries and benefits	10,121	8,267
Audit, legal and professional fees	4,478	4,637
Filing and listing fees	390	523
Directors fees and expenses	952	658
Depreciation	582	575
	$24,855	$21,774

8.	INVESTMENT AND OTHER INCOME

The Company’s investment and other income is comprised of the following:

	Year Ended	Year Ended
	December 31, 2013	December 31, 2012
Termination fee from Orko acquisition, net of costs (a)	$9,129	$-
Gain from fair value adjustment of prepayment facility (Note 18(a))	3,919	-
(Loss) gain from investment in silver futures (Note 12(c))	(4,818)	6,172
(Loss) gain from investment in marketable securities (Note 12(b))	(1,783)	39
Write-down of marketable securities (Note 12(a))	(3,913)	-
Interest income and other	822	504
Gain from insurance claim	1,350	-
Gain from value added tax settlement (Note 27)	711	-
Gain from First Silver litigation (Note 28)	557	-
	$5,974	$6,715

Notes Page 15

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

8.	INVESTMENT AND OTHER INCOME (continued)

(a) Termination Fee from Orko Acquisition

In December 2012, First Majestic entered into an arrangement agreement with Orko Silver Corp. (“Orko”) to acquire all of the issued and outstanding shares of Orko. In February 2013, Orko declared that another company made a superior offer and First Majestic elected not to match the superior offer. Upon termination of the arrangement agreement, the Company received an $11.4 million termination fee from Orko in February 2013. Net of related professional fees, legal and underwriter costs incurred in 2013, the Company recognized a gain of $9.1 million in other income in 2013.

9.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for the years ended December 31, 2013 and 2012 are based on the following:

	Year Ended	Year Ended
	December 31, 2013	December 31, 2012
Net (loss) earnings for the year	$(38,232)	$88,898

Weighted average number of shares on issue - basic	116,935,325	110,775,284
Adjustment for stock options	-	2,083,804
Weighted average number of shares on issue - diluted (1)	116,935,325	112,859,088

(Loss) earnings per share - basic	$(0.33)	$0.80
(Loss) earnings per share - diluted	$(0.33)	$0.79

(1)  Diluted weighted average number of shares for the year ended December 31, 2013 excludes 5,208,520 (2012 – 919,645) anti-dilutive options and $nil warrants (2012 – 329,377).

10.	TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	December 31, 2013	December 31, 2012
Trade receivables	$8,974	$6,637
Value added taxes and other taxes recoverable, net of allowance	12,437	12,285
Other	634	676
	$22,045	$19,598

11.	INVENTORIES

	December 31, 2013	December 31, 2012
Finished product - doré and concentrates	$609	$1,982
Work in process	5,548	4,135
Stockpile	4,740	2,558
Materials and supplies	15,361	14,791
Silver coins and bullion including in-process shipments	527	175
	$26,785	$23,641

The amount of inventories recognized as an expense during the year is equivalent to cost of sales for the year and no inventory write-downs were recorded or reversed during the years presented.

Notes Page 16

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

12.	OTHER FINANCIAL ASSETS

	December 31, 2013	December 31, 2012
Marketable securities - available for sale (a)	$349	$2,421
Marketable securities - fair value through profit or loss (b)	3,028	4,816
Derivatives (c)	800	-
	$4,177	$7,237

(a)	Marketable Securities – Available For Sale

As at December 31, 2013, the Company holds various investments designated as available for sale (“AFS”) marketable securities with total fair value of $0.3 million (2012 - $2.4 million) and original cost of $4.4 million (2012 - $4.5 million). Changes in fair value on AFS marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment. During the year ended December 31, 2013, management assessed a cumulative impairment loss of $3.9 million (2012 - $nil) on the Company’s investment in AFS marketable securities, which was reclassed from other comprehensive income (loss) into investment and other income.

(b)	Marketable Securities – Fair Value Through Profit or Loss

As at December 31, 2013, the Company held 400,000 units of Sprott Physical Silver Trust (PSLV) with a fair value of $3.0 million (2012 - $4.8 million), which were acquired at a cost of $13.20 per unit. These trust units are classified as fair value through profit or loss (“FVTPL”) marketable securities, with changes in fair value recorded through profit or loss. During the year ended December 31, 2013, the Company recognized a loss of $1.8 million (2012 – $nil) related to its FVTPL marketable securities.

(c)	Derivatives

The Company carries a long position on silver futures, expiring in March 2014, equivalent to 480,000 ounces of silver at an average price of $19.70 at December 31, 2013. The derivatives asset of $0.8 million (2012 - $nil) reflects a deposit of $1.0 million for the margin requirement to hold the silver futures, net of an unrealized loss of $0.2 million at December 31, 2013. During the year ended December 31, 2013, the Company recognized a loss of $4.8 million (2012 – gain of $6.2 million) related to investment in silver futures, recognized in investment and other income.

13.	MINING INTERESTS

The Company’s mining interest is composed of the following:

	December 31, 2013	December 31, 2012
Producing properties	$267,677	$196,057
Exploration properties (non-depletable)	180,763	176,884
	$448,440	$372,941

Notes Page 17

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

13.	MINING INTERESTS (continued)

Producing properties are allocated as follows:

Producing properties	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost
At December 31, 2011	$27,264	$47,190	$-	$42,077	$-	$116,531
Acquired from Silvermex (Note 29)	-	-	-	-	47,188	47,188
Additions	13,523	35,476	-	5,171	4,191	58,361
Change in decommissioning liabilities	566	253	-	(583)	(728)	(492)
Transfer from exploration properties	3,884	858	-	1,913	-	6,655
At December 31, 2012	$45,237	$83,777	$-	$48,578	$50,651	$228,243
Additions	13,663	26,598	11,251	8,319	6,906	66,737
Change in decommissioning liabilities	(303)	51	1,821	(88)	459	1,940
Transfer from exploration properties	588	229	18,095	1,419	758	21,089
At December 31, 2013	$59,185	$110,655	$31,167	$58,228	$58,774	$318,009

Accumulated depletion and amortization
At December 31, 2011	$(6,040)	$(5,402)	$-	$(13,973)	$-	$(25,415)
Depletion and amortization	(1,586)	(2,654)	-	(2,066)	(465)	(6,771)
At December 31, 2012	$(7,626)	$(8,056)	$-	$(16,039)	$(465)	$(32,186)
Depletion and amortization	(2,659)	(7,171)	(1,224)	(1,665)	(5,427)	(18,146)
At December 31, 2013	$(10,285)	$(15,227)	$(1,224)	$(17,704)	$(5,892)	$(50,332)

Carrying values
At December 31, 2012	$37,611	$75,721	$-	$32,539	$50,186	$196,057
At December 31, 2013	$48,900	$95,428	$29,943	$40,524	$52,882	$267,677

Exploration properties are allocated as follows:

Exploration properties	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	La Luz	Other	Total
Cost
At December 31, 2011	$3,520	$5,670	$22,112	$15,035	$-	$20,412	$-	$66,749
Acquired from Silvermex (Note 29)	-	-	-	-	53,000	-	18,100	71,100
Exploration and evaluation expenditures	3,429	4,143	26,171	6,435	2,054	2,434	417	45,083
Proceeds from option payment (h)	-	-	-	(440)	-	-	-	(440)
Change in decommissioning liabilities	-	-	938	-	-	109	-	1,047
Transfer to producing properties	(3,884)	(858)	-	(1,913)	-	-	-	(6,655)
At December 31, 2012	$3,065	$8,955	$49,221	$19,117	$55,054	$22,955	$18,517	$176,884
Exploration and evaluation expenditures	2,316	3,599	15,827	962	1,263	1,320	759	26,046
Capitalization of borrowing costs (Note 18(a))	-	-	3,193	-	-	-	-	3,193
Impairment (Note 14)	-	-	-	-	-	-	(4,200)	(4,200)
Change in decommissioning liabilities	-	-	-	-	-	(71)	-	(71)
Transfer to producing properties	(588)	(229)	(18,095)	(1,419)	(758)	-	-	(21,089)
At December 31, 2013	$4,793	$12,325	$50,146	$18,660	$55,559	$24,204	$15,076	$180,763

(a)	La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in northern State of Coahuila, Mexico, 708 km north east of Torreon, Coahuila and is accessible via a 1.5 hour flight from Torreon. The 100% owned La Encantada Silver Mine consists of a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road.

Notes Page 18

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

13.	MINING INTERESTS (continued)

	(b)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine, located approximately 65 km southeast of the city of Durango, Durango State, Mexico, is a group of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos and the Quebradillas mines which are connected via gravel road ways. La Parrilla includes a 2,000 tpd processing plant consisting of the 1,000 tpd cyanidation and 1,000 tpd flotation circuits, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

There is a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine, with a maximum cumulative payable of $2.5 million. During the year ended December 31, 2013, the Company paid royalties of $0.5 million (2012 - $0.9 million), respectively. As at December 31, 2013, total royalties paid to date for the Quebradillas NSR is $1.9 million.

	(c)	Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims, including the Dolores area, plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old underground silver mines, the Perseverancia and San Juan mines, which are approximately one km apart. The Del Toro mine currently consists of a 1,000 tpd flotation circuit and a 1,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

During 2013, the Company entered into several option agreements to acquire six adjacent mineral properties, namely the Chalchihuites, Navidad, Milagros, Zaragosa, Santa Clara and Ivone properties. These properties consist of 492 hectares of mineral rights. If fully exercised, the total purchase price will amount to $3.3 million, of which $1.1 million has been paid, $0.6 million is due in 2014, $1.2 million in 2015 and the remaining balance of $0.4 million due over years 2016 and 2017.

	(d)	San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in the State of Jalisco, Mexico, 290 km north east of Guadalajara, Mexico, and is owned 100% by the Company. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the upgraded 1,300 tpd cyanidation plant, mine buildings, offices and related infrastructure are located.

	(e)	La Guitarra Silver Mine, State of Mexico

The La Guitarra Silver Mine was acquired through the acquisition of Silvermex Resources Inc. in July 2012. The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico and approximately 130 km south west from Mexico City. The mine covers 39,714 hectares of mining claims within the Temascaltepec Mining District. The La Guitarra mine consists of two underground operation centers and a flotation mill with a capacity of 500 tpd. The Company owns 100% of the La Guitarra Silver Mine.

In January 2014, the Company entered into two option agreements to acquire various adjacent mining concessions, namely El Coloso, Amplicación Los Comales, San Jose, Jessica and Nazareno de Anecas properties. These properties consist of 757 hectares of mineral rights. If fully exercised, the total purchase price will amount to $5.4 million, of which $2.8 million will be settled in common shares of First Majestic in 2014 (see Note 30(a)), $0.6 million in cash is due in 2014, and $0.5 million in each of the following four years.

Notes Page 19

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

13.	MINING INTERESTS (continued)

	(f)	La Luz Silver Project, San Luis Potosi State

The La Luz Silver Project, is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce and was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana mine and consists of 36 mining concessions covering 4,977 hectares. In July 2013, the Company completed the acquisition of an additional 21 hectares of surface rights on adjacent properties for $1.0 million.

	(g)	Plomosas Silver Project, State of Sinaloa

The Plomosas Silver Project (formerly known as Rosario) was acquired through the acquisition of Silvermex Resources Inc. in July 2012. Plomosas has a total of 16,279 hectares of mining concessions in southeast State of Sinaloa, Mexico. The mining concession consolidates two past producing mines: Plomosas and San Juan. Extensive infrastructure is in place at Plomosas, including a fully functional mining camp facility at the Plomosas mine. Facilities and infrastructure at Plomosas include a 20 year surface rights agreement in good standing, a 30 year water use permit, tailings dam, 60 km of 33 kilowatt power line, 120 person camp, infirmary, offices, shops and warehouses, and assay lab.

	(h)	Jalisco Group of Properties, Jalisco State

The Company also owns the Jalisco Group of Properties which consist of 5,240 hectares of mining claims in Jalisco State, Mexico. On April 15, 2011, a definitive agreement was entered into with Sonora Resources Corp. (the “Optionee”) whereby the Optionee has an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) located in Jalisco State, Mexico. The Optionee issued 10 million shares of common stock with a fair value of $3.4 million to the Company and is committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR. The fair value of common shares received from the Optionee was recorded in other financial assets with a corresponding reduction in the carrying value of the San Martin mining interests. In May 2012, the Company received an additional two million common shares of the Optionee, valued at $0.4 million as a result of their failure to file a registration statement qualifying the original 10 million shares of common stock issued for free trading. The fair value of the common shares received from the Optionee was recorded as a reduction in the carrying value of mining interest in the second quarter of 2012.

	(i)	Other Exploration Properties

With the acquisition of Silvermex Resources Inc. in 2012, the Company also acquired a number of exploration stage properties in Mexico, including the Peñasco Quemado Silver Project in the State of Sonora, the La Frazada Silver Project in the State of Nayarit and the Los Lobos Silver Project in the State of Sonora.

Notes Page 20

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

14.	IMPAIRMENT OF GOODWILL AND MINING INTERESTS

The Company reviews the carrying amounts of its long-term assets at each statement of financial position date to determine whether there is any indication that those assets are impaired. During 2013, a change in the business climate as evidenced by the decline in silver price and the Mexican Tax Reform (see Note 20 – “Income Taxes”), are indicators of possible impairment.

At December 31, 2013, the Company tested the recoverability of its investment in all of its producing mines and exploration projects based on their fair market value less estimated costs to sell (“FVLCTS”). For producing mines, FVLCTS were estimated based on life-of-mine (“LOM”) after-tax cash flow projections which incorporate management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, future operating costs and capital expenditures, inflation, and long-term foreign exchange rates. Metal pricing included in the cash flow projections are based on consensus analyst pricing. Projected cash flows are discounted using the Company’s weighted average costs of capital which includes estimates for risk-free interest rates, market value of the Company’s equity, market return on equity, share volatility and debt-to-equity financing ratio. For non-producing assets, FVLCTS were estimated based on in-situ value of their resources and exploration potential. The metal pricing environment related to valuation of exploration-related in-situ ounces and the market value thereof have also declined with a varying impact on the Company’s exploration projects. The in-situ values vary dependent on facts and circumstances at each individual project. The impact of this change was assessed on a project by project basis, applying the market comparables most closely related to the specifics of the exploration property. Management’s estimate of the FVLCTS is classified as level 3 in the fair value hierarchy.

It was determined that the Company’s investment in mining interests acquired from Silvermex Resources Inc. in July 2012 (see Note 29), including the La Guitarra Silver Mine, the Peñasco Quemado Silver Project, the La Frazada Silver Project and the Los Lobos Silver Project had recoverable values below their carrying values, and as a result the Company recorded total impairment charges of $28.8 million in 2013 broken down as follow:

Year Ended
December 31, 2013
Impairment of goodwill of the La Guitarra Silver Mine	$24,591
Peñasco Quemado Silver Project	1,600
La Frazada Silver Project	2,100
Los Lobos Silver Project	500
Impairment of goodwill and mining interests	$28,791
Deferred income tax recovery	(1,481)
Impairment of goodwill and mining interests, net of tax	$27,311

The projected cash flows used to determine FVLCTS are significantly affected by changes in assumptions for future metal prices, future capital expenditures, production cost estimates and discount rates. For the purpose of 2013 year end impairment testing, the Company used a long-term silver price of $22.30 and discount rates of 9% to 11%, equivalent to the Company’s weighted average cost of capital, adjusted for specific project risks.

Notes Page 21

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

15.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are composed of the following:

	Land and	Machinery and	Assets under
	Buildings	Equipment	Construction	Other	Total
Cost
At December 31, 2011	$20,675	$92,098	$37,402	$3,753	$153,928
Acquired from Silvermex (Note 29)	2,126	6,724	1,710	267	10,827
Additions	17,151	19,243	59,318	3,615	99,327
Transfers	6,876	28,336	(35,212)	-	-
At December 31, 2012	$46,828	$146,401	$63,218	$7,635	$264,082
Additions	13,927	40,576	38,662	4,149	97,314
Transfers and disposals	23,012	28,319	(49,668)	(1,819)	(156)
At December 31, 2013	$83,767	$215,296	$52,212	$9,965	$361,240

Accumulated depreciation and amortization
At December 31, 2011	$(5,331)	$(17,302)	$-	$(2,255)	$(24,888)
Depreciation and amortization	(4,446)	(13,246)	-	(1,290)	(18,982)
At December 31, 2012	$(9,777)	$(30,548)	$-	$(3,545)	$(43,870)
Depreciation and amortization	(4,142)	(20,417)	-	(1,572)	(26,131)
Transfers and disposals	1	86	-	-	87
At December 31, 2013	$(13,918)	$(50,879)	$-	$(5,117)	$(69,914)

Carrying values
At December 31, 2012	$37,051	$115,853	$63,218	$4,090	$220,212
At December 31, 2013	$69,849	$164,417	$52,212	$4,848	$291,326

(1) Included in land and buildings is $6.6 million (2012 - $5.4 million) of land properties which are not subject to depreciation.
(2) Included in property, plant and equipment is $51.5 million (2012 - $26.8 million) of equipment under finance lease.

Mining assets, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated as follow:

	La Encantada		La Parrilla	Del Toro	San Martin	La Guitarra	La Luz	Corporate	Total
Cost
At December 31, 2011	$65,737		$57,354	$7,005	$19,283	$-	$2,673	$1,876	$153,928
Acquired from Silvermex (Note 29)	-		-	-	-	9,352	-	1,475	10,827
Additions	16,330		21,018	48,058	7,404	1,446	853	4,218	99,327
At December 31, 2012	$82,067		$78,372	$55,063	$26,687	$10,798	$3,526	$7,569	$264,082
Additions	8,057		7,347	53,135	14,504	7,193	2,775	4,303	97,314
Transfers and disposals	(37)		6,294	(6,322)	(60)	(18)	-	(13)	(156)
At December 31, 2013	$90,087		$92,013	$101,876	$41,131	$17,973	$6,301	$11,859	$361,240

Accumulated depreciation and amortization
At December 31, 2011	$(10,609	) $	(8,385)	$-	$(4,923)	$-	$(73)	$(898)	$(24,888)
Depreciation and amortization	(7,944)		(7,538)	-	(1,933)	(997)	(23)	(547)	(18,982)
At December 31, 2012	$(18,553	) $	(15,923)	$-	$(6,856)	$(997)	$(96)	$(1,445)	$(43,870)
Depreciation and amortization	(9,305)		(7,656)	(3,859)	(2,753)	(1,377)	(31)	(1,150)	(26,131)
Transfers and disposals	16		8	1	60	2	-	-	87
At December 31, 2013	$(27,842	) $	(23,571)	$(3,858)	$(9,549)	$(2,372)	$(127)	$(2,595)	$(69,914)

Carrying values
At December 31, 2012	$63,514		$62,449	$55,063	$19,831	$9,801	$3,430	$6,124	$220,212
At December 31, 2013	$62,245		$68,442	$98,018	$31,582	$15,601	$6,174	$9,264	$291,326

Notes Page 22

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

16.	TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The normal credit period for these purchases is between 30 to 90 days.

Trade payables and accrued liabilities are comprised of the following items:

	December 31, 2013	December 31, 2012
Trade payables	$20,889	$20,827
Accrued liabilities	13,645	16,571
	$34,534	$37,398

17.	LEASE OBLIGATIONS

The Company has entered into leases for various mining and plant equipment. These leases have terms of 36 to 60 months with interest rates ranging from 4.8% to 9.1% . Assets under finance leases are pledged as security against the lease obligation. The following is a schedule of future minimum lease payments under the finance leases:

	December 31, 2013	December 31, 2012
Less than one year	$17,680	$10,233
More than one year but not more than five years	21,508	15,232
Gross payments	39,188	25,465
Less: future finance charges	(2,898)	(2,487)
Present value of minimum lease payments	$36,290	$22,978
Financial statement presentation:
Current portion of lease obligations	$15,993	$8,793
Lease obligations	20,297	14,185
Present value of minimum lease payments	$36,290	$22,978

18.	PREPAYMENT AND DEBT FACILITIES

	(a)	Prepayment Facility

In December 2012, the Company entered into a $50.0 million prepayment facility agreement (“Prepayment Facility”). Under the terms of the agreement, the Company received $50.0 million from lender as an advance against a portion of the Company’s lead and zinc concentrate production for a period of 36 months commencing in July 2013. The Prepayment Facility bears an annual interest rate of LIBOR plus 3.5%. Principal and interest is payable monthly based on pre-determined amounts of lead and zinc production at market prices. A total of 12,158 metric tonnes of lead and 13,176 metric tonnes of zinc will be delivered over the 36 months period. Under the Prepayment Facility agreement, the Company is required to limit the aggregate amount of debt below $135.0 million, excluding finance leases, which should also not exceed $75.0 million.

In July 2013, to mitigate potential exposure to future price increases in lead and zinc, the Company entered into an agreement with the same lender to purchase call options on lead and zinc futures (“Call Option”) equivalent to remaining production to be delivered under the terms of the Prepayment Facility. The total cost of the Call Option was $3.1 million, settled monthly over the remaining term of the Prepayment Facility.

Notes Page 23

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

18.	PREPAYMENT AND DEBT FACILITIES (continued)

	(a)	Prepayment Facility (continued)

The Prepayment Facility is classified as a FVTPL financial liability and is recorded at fair market value, based on the forward market price of lead and zinc and discounted at an effective interest rate of 6.7% . Fair value adjustment gains or losses are recorded as other income. The Call Option is classified as FVTPL financial asset or liability and is recorded at fair market value, based on its quoted market price. Borrowing costs in relation to the Prepayment Facility were capitalized as construction costs of the Del Toro mine until commercial production was achieved on January 1, 2014.

Movements in the Prepayment Facility and Call Option during the year ended December 31, 2013 are summarized as follows:

Opening balance, December 31, 2012	$50,403
Movements during the period:
Repayments	(4,947)
Gain on fixed price contract	(514)
Fair value adjustment of remaining repayments, including call options	(3,919)
Capitalized interest and accretion	3,193
Ending balance, December 31, 2013	$44,216

Remaining repayments
Less than one year	$16,091
More than one year but not more than five years	33,839
Gross value of remaining repayments	49,930
Cumulative mark-to-market adjustment of remaining repayments, including call options	(1,453)
Adjusted value of remaining repayments	48,477
Less: future finance charges	(4,261)
Fair value at December 31, 2013	$44,216

The Prepayment Facility and the Call Option are subject to an enforceable master netting arrangement in the form of an International Swaps and Derivatives Association (“ISDA”) agreement with the lender. On every predetermined settlement date, the payments and/or receipts are settled between the Company and the lender on a net basis. As such, the fair values of the Prepayment Facility and the Call Option are presented in an offsetting basis as follows:

	At December 31, 2013	At December 31, 2012
Offsetting of financial instruments
Prepayment facility	45,599	50,403
Call option	(1,383)	-
	$44,216	$50,403
Financial statement presentation:
Short-term portion of prepayment facility	17,874	6,162
Long-term portion of prepayment facility	26,342	44,241
	$44,216	$50,403

Notes Page 24

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

18.	PREPAYMENT AND DEBT FACILITIES (continued)

(b) Aurcana Debt

At December 31, 2012, the Company had a $0.5 million non-interest bearing debt payable to Aurcana Corporation. The balance was fully paid by the Company on January 9, 2013.

19.	DECOMMISSIONING LIABILITIES

The Company has an obligation to undertake restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining property, as well as the decommissioning of the plant or other restoration work. A provision for environmental rehabilitation has been estimated based on the Company’s interpretation of current regulatory requirements and is recognized at the present value of such costs. The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Changes in estimate of reclamation liabilities are recorded against mining interests.

Movements in decommissioning liabilities during the year ended December 31, 2013 and 2012 are allocated as follow:

	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	La Luz
At December 31, 2013	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Total
Anticipated settlement date	2025	2031	2022	2035	2027	2030
Undiscounted value of estimated cash flow	$3,876	$2,925	$3,192	$3,138	$2,280	$1,026	$16,437
Estimated mine life (years)	12	18	9	22	14	17
Discount rate	7.2%	7.7%	6.8%	7.9%	7.2%	7.2%

Balance at December 31, 2011	$2,319	$1,248	$-	$1,997	$-	$559	$6,123
Movements during the period:
Acquired from Silvermex (Note 29)	-	-	-	-	1,954	-	1,954
Change in rehabilitation provision	566	253	938	(583)	(728)	109	555
Interest or accretion expense	165	106	-	134	67	-	472
Interest or accretion expense capitalized	-	-	-	-	-	46	46
Foreign exchange loss	175	94	-	150	73	49	541
Balance at December 31, 2012	$3,225	$1,701	$938	$1,698	$1,366	$763	$9,691
Movements during the period:
Change in rehabilitation provision	(303)	51	1,821	(88)	459	(71)	1,869
Interest or accretion expense	192	117	42	113	75	-	539
Interest or accretion expense capitalized	-	-	14	-	-	50	64
Foreign exchange gain	(21)	(11)	(6)	(10)	(8)	(11)	(67)
Balance at December 31, 2013	$3,093	$1,858	$2,809	$1,713	$1,892	$731	$12,096

Notes Page 25

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

20.	INCOME TAXES

The following is a reconciliation of income taxes calculated at the combined statutory tax rate to the income tax expense for the years ended December 31, 2013 and 2012:

	Year Ended	Year Ended
	December 31, 2013	December 31, 2012
Net earnings before tax	$26,193	$110,989
Combined statutory tax rate	25.75%	25.00%
Income tax expense computed at statutory tax rate	$6,745	$27,747

Reconciling items:
Impact of initial recognition of 7.5% mining royalty in Mexico	35,111	-
Impact of change in Mexico statutory tax rates	3,682	-
Impairment of goodwill	6,332	-
Other non-deductible expenses	4,043	3,843
Impact of inflationary adjustments	489	(1,435)
Effect of different foreign statutory tax rates on earnings of subsidiaries	(662)	(9,979)
Impact of foreign exchange on deferred income tax assets and liabilities	4,019	1,563
Change in unrecognized deferred income tax asset	178	788
Other	4,488	(436)
Income tax expense	$64,425	$22,091
Effective tax rate	246%	20%

Current income tax expense	$1,261	$4,429
Deferred income tax expense	63,164	17,662
Income tax expense	$64,425	$22,091

The Canadian combined statutory tax rate increased from 25.0% to 25.75% in 2013 due to an increase in the provincial tax rate for British Columbia from 10.0% to 11.0%.

The tax provision on earnings is computed after taking account of intercompany transactions such as interest on loans, sales, other charges and credits among subsidiaries resulting from their capital structure as well as from the various jurisdictions in which operations and assets are owned. For these reasons, the effective tax rate differs from the combined corporate statutory rate in Canada. The Company’s effective tax rate and its cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates.

For the year ended December 31, 2013, the effective tax rate of 246% (2012 – 20%) was significantly higher than the combined corporate statutory tax rate primarily due to the initial recognition impact of major tax reforms enacted in Mexico during fiscal 2013 that are effective January 1, 2014. The significant items impacting the effective tax rate include the introduction of a 7.5% mining royalty in Mexico, elimination of a scheduled reduction of Mexico corporate statutory tax rate to 29% in 2014 and 28% in 2015, and non-deductible impairment of goodwill.

On December 11, 2013, the Mexican government enacted a tax reform to introduce a mining royalty effective January 2014. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year.

Notes Page 26

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

20.	INCOME TAXES (continued)

The Company has taken the position that the 7.5% mining royalty is an income tax in accordance with IFRS for financial reporting purpose, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and mining assets have book basis but no tax basis for purposes of the royalty. The Company has recognized a deferred tax liability of $35.1 million as at December 31, 2013 in respect of this royalty. This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted or depreciated.

The movement in deferred tax assets and deferred tax liabilities is shown below:

			Deductible		Deferred tax
		Share issue	stock option		asset not
Deferred tax assets	Losses	costs	benefits	Provisions	recognized	Total
At December 31, 2011	$6,587	$446	$2,140	$7,768	$(793)	$16,148
(Expense) benefit to income statement	9,608	(39)	(116)	(2,433)	(1,158)	5,862
Expense to equity	-	-	(1,121)	-	-	(1,121)
Acquisition of Silvermex (Note 29)	14,452	-	-	854	(5,998)	9,308
At December 31, 2012	$30,647	$407	$903	$6,189	$(7,949)	$30,197
(Expense) benefit to income statement	33,907	(407)	(557)	3,972	7,217	44,132
Expense to equity	-	-	(319)	-	-	(319)
At December 31, 2013	$64,554	$-	$27	$10,161	$(732)	$74,010

			Property, plant
			and equipment	Effect of
			and mining	Mexican tax
Deferred tax liabilities			interests	deconsolidation	Other	Total
At December 31, 2011			$57,360	$-	$(646)	$56,714
Expense to income statement			19,760	-	3,851	23,611
Acquisition of Silvermex (Note 29)			31,002	-	410	31,412
At December 31, 2012			$108,122	$-	$3,615	$111,737
Expense to income statement			60,897	41,609	4,796	107,302
Reclassed to current income taxes payable			-	(10,407)	-	(10,407)
At December 31, 2013			$169,019	$31,202	$8,411	$208,632

Financial statement presentation
At December 31, 2012
Deferred tax assets						$12,619
Deferred tax liabilities						94,159
Deferred tax liabilities, net						$81,540
At December 31, 2013
Deferred tax assets						$-
Deferred tax liabilities						134,622
Deferred tax liabilities, net						$134,622

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax losses arose.

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2013 is $107.2 million.

Notes Page 27

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

20.	INCOME TAXES (continued)

At December 31, 2013, the Company did not recognize the deferred tax assets shown below:

	Year Ended	Year Ended
	December 31, 2013	December 31, 2012
Non-capital losses	732	6,968
Capital losses	-	415
Unrealized foreign exchange	-	566
Total	$732	$7,949

The Mexico tax reform enacted in December 2013 also abolished the existing tax consolidation regime effective as of January 1, 2014 and requires consolidated groups to deconsolidate. Existing groups are now required to assess the tax impact of deconsolidation using a mechanism established transition rules specified in legislation for which the final applied rules are expected to be released in the next few months. The Company is reviewing the impact and will communicate the financial impact when it is finally determined in the applied Mexican tax rules.

The tax deconsolidation results in the availability of entity level loss carryforwards that were previously used to shelter taxable income of other group companies. As at December 31, 2013, the Company has total entity level non-capital loss carryforwards of $217.0 million for Mexican income tax purposes that may be carried forward to reduce taxable income.

As at December 31, 2013, the Company has available Canadian and Mexican non-capital tax losses, which if not utilized will expire as follows:

	Canadian	Mexican
Year of expiry	non-capital losses	non-capital losses	Total
2014	$-	$2,265	$2,265
2016	-	5,216	5,216
2017	-	18,047	18,047
2018	-	30,340	30,340
2019	-	13,288	13,288
2020	-	337	337
2021	-	35,828	35,828
2022	-	62,423	62,423
2023	-	49,299	49,299
2028	2,709	-	2,709
2032	1,870	-	1,870
Total	$4,579	$217,043	$221,622

Notes Page 28

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

21.	SHARE CAPITAL

	(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the year is as follows:

	Shares	Amount
Balance at December 31, 2011	105,135,372	$273,304
Shares issued for:
Acquisition of Silvermex Resources Inc. (Note 29)	9,451,641	136,317
Exercise of options	2,174,250	10,609
Conversion of shares to be issued (e)	250	-
Returned to treasury (f)	(4,673)	(16)
Expiry of shares to be issued (e)	-	(209)
Transfer of equity reserve upon exercise of options and warrants	-	3,953
Balance at December 31, 2012	116,756,840	$423,958
Shares issued for exercise of options	483,000	1,789
Shares repurchased and cancelled (d)	(215,000)	(782)
Transfer of equity reserve upon exercise of options	-	742
Balance at December 31, 2013	117,024,840	$425,707

(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted prior to May 19, 2012 are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter. All stock options granted thereafter are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes the information about stock options outstanding and exercisable at December 31, 2013:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Exercise Price	Remaining Life	Number of	Exercise Price	Remaining Life
Exercise prices (CAD$)	Options	(CAD$/Share)	(Years)	Options	(CAD$/Share)	(Years)
2.03 - 3.70	322,500	3.03	0.71	322,500	3.03	0.71
10.62 - 14.58	1,058,075	11.64	3.58	466,250	12.51	2.00
15.55 - 19.45	1,733,300	17.10	2.93	1,092,800	16.81	2.88
20.03 - 22.45	2,094,645	21.48	3.97	199,915	22.42	3.91
	5,208,520	16.85	3.34	2,081,465	14.25	2.45

Notes Page 29

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

21.	SHARE CAPITAL (continued)

	(b)	Stock options (continued)

As of December 31, 2013, incentive stock options represent 4% (December 31, 2012 - 5%) of issued and outstanding common capital. The aggregate intrinsic values of vested share options (the market value less the exercise value) at December 31, 2013 and December 31, 2012 were $2.2 million and $22.6 million, respectively.

The changes in stock options issued during the years ended December 31, 2013 and 2012 are as follows:

	Year Ended		Year Ended
	December 31, 2013		December 31, 2012
		Weighted Average		Weighted Average
		Exercise Price		Exercise Price
	Number of Options	(CAD$/Share)	Number of Options	(CAD$/Share)
Balance, beginning of the year	4,603,520	14.59	4,934,375	8.31
Granted	1,963,075	18.04	2,039,645	19.59
Exercised	(483,000)	3.77	(2,174,250)	4.83
Cancelled or expired	(875,075)	14.82	(196,250)	16.88
Balance, end of the year	5,208,520	16.85	4,603,520	14.59

The weighted average closing share price at date of exercise for the year ended December 31, 2013 was CAD$13.53 (2012 - CAD$20.36) .

The aggregate fair value of stock options granted during the year ended December 31, 2013 was $13.0 million (2012 – $16.7 million).

The weighted average fair value of employee stock options granted during the year ended December 31, 2013 was $6.63 (2012 - $8.28) per share, which was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Year Ended	Year Ended
	December 31, 2013	December 31, 2012
Average risk-free interest rate (%)	1.31	1.24
Expected life (years)	3.38	3.38
Expected volatility (%)	53.50	62.75
Expected dividend yield (%)	-	-
Forfeiture rate (%)	5.00	5.00

The expected volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

Notes Page 30

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

21.	SHARE CAPITAL (continued)

(c)	Share purchase warrants

The Company has no share purchase warrants outstanding as at December 31, 2013.

The changes in share purchase warrants during the years ended December 31, 2013 and 2012 are as follows:

	Year Ended		Year Ended
	December 31, 2013		December 31, 2012
		Weighted Average		Weighted Average
	Number of	Exercise Price	Number of	Exercise Price
	Warrants	(CAD$/Share)	Warrants	(CAD$/Share)
Balance, beginning of the year	329,377	25.36	-	-
Issued	-	-	338,295	25.22
Cancelled or expired	(329,377)	25.36	(8,918)	20.00
Balance, end of the year	-	-	329,377	25.36

During the year ended December 31, 2012, as part of consideration for the acquisition of Silvermex, the Company issued 338,295 replacement warrants with an aggregate fair value of $646,000. The fair value of share purchase warrants issued in 2012 was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Year Ended
December 31, 2012
Weighted average fair value at grant date ($)	1.93
Expected dividend yield (%)	-
Average risk-free interest rate (%)	1.05
Expected life (years)	1.43
Expected volatility (%)	62.10
Forfeiture rate (%)	-

(d)	Share repurchase program

In March 2013, the Company received approval from the Toronto Stock Exchange to repurchase up to 5,848,847 common shares of the Company over the next 12 months through a normal course issuer bid in the open market. During the year ended December 31, 2013, the Company repurchased and cancelled 215,000 shares for a total consideration of $2.4 million (CAD$2.5 million).

(e)	Share capital to be issued

In 2006, First Majestic and First Silver entered into a business combination agreement to acquire all of the remaining issued and outstanding shares of First Silver. Former shareholders of First Silver had until September 14, 2012 to surrender any certificate formerly representing First Silver shares. After such date, all First Majestic shares to which the former First Silver shareholder was entitled are deemed to have been cancelled.

In 2012, the prior shareholders of First Silver redeemed 250 shares of First Majestic. As at September 14, 2012, 98,530 shares of First Silver, exchangeable for 49,265 shares of First Majestic, were yet to be exchanged and were deemed cancelled. As a result, the remaining value of shares to be issued of $209,000 was realized as other income during 2012.

Notes Page 31

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

21.	SHARE CAPITAL (continued)

(f) Shares returned to treasury

In November 2009, the Company completed a plan of arrangement to acquire all of the issued and outstanding shares of Normabec Mining Resources Ltd. (“Normabec”). Holders of Normabec shares were entitled to receive 0.060425 First Majestic shares for each common share of Normabec within three years from the date of the acquisition. In December 2012, 4,673 First Majestic shares still were not redeemed by Normabec shareholders and were cancelled.

22.	EQUITY RESERVES

	Year Ended	Year Ended
	December 31, 2013	December 31, 2012
Share-based payments reserve (a)
Balance at beginning of year	$33,612	$27,394
Share-based payments recognized in profit and loss and related tax benefit	14,199	9,525
Share warrants issued (Note 21(c))	-	646
Reclassed to share capital for exercise of stock options	(742)	(3,953)
Balance at end of year	$47,069	$33,612
Available for sale revaluation reserve (b)
Balance at beginning of year	$(2,085)	$1,127
Loss on available for sale marketable securities	(2,047)	(3,212)
Reclassification of impairment on available for sale investments (Note 12(a))	3,914	-
Balance at end of year	$(218)	$(2,085)
Foreign currency translation reserve (c)
Balance at beginning of year	$(308)	$(677)
Currency translation gain	-	369
Balance at end of year	(308)	(308)
Total equity reserves per statements of financial position	$46,543	$31,219

(a)	Share-based payments reserve

The share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted and shares purchase warrants issued but not exercised to acquire shares of the Company and related tax benefits of $0.3 million (2012 – $1.1 million).

(b)	Available for sale revaluation reserve

The available for sale revaluation reserve principally records the fair value gains or losses related to available for sale financial instruments, net of amount reclassed as impairment.

(c)	Foreign currency translation reserve

The foreign currency translation reserve represents exchange differences arising on the translation of non-U.S. dollar functional currency operations within the Company into the U.S. dollar presentation currency. Effective January 1, 2013, all of the Company’s entities have the U.S. dollar as their functional currency.

Notes Page 32

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

23.	FINANCIAL INSTRUMENTS

	(a)	Capital risk management

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the prior year ended December 31, 2012.

The capital of the Company consists of equity, comprising issued capital, share capital to be issued, equity reserves and retained earnings, prepayment and debt facilities, lease obligations, net of cash and cash equivalents as follows:

	December 31, 2013	December 31, 2012
Equity	$570,745	$593,525
Prepayment and debt facilities	44,216	50,903
Lease obligations	36,290	22,978
Less: cash and cash equivalents	(54,765)	(111,591)
	$596,486	$555,815

In order to facilitate the management of its capital requirements, the Company prepares semi-annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The semi-annual and updated budgets are approved by the Company’s Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short-term interest bearing investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenant under the Prepayment Facility agreement (see Note 18(a)).

(b)	Categories of financial instruments

	December 31, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Financial assets
Loans and receivables
Cash and cash equivalents	$54,765	$54,765	$111,591	$111,591
Trade and other receivables	22,045	22,045	19,598	19,598
Fair value through profit or loss
Marketable securities	3,028	3,028	4,816	4,816
Derivatives	800	800	-	-
Available for sale
Marketable securities	349	349	2,421	2,421
Total financial assets	$80,987	$80,987	$138,426	$138,426
Financial liabilities
Fair value through profit or loss
Prepayment facility	$44,216	$44,216	$50,403	$50,403
Other financial liabilities
Trade and other payables	34,534	34,534	37,398	37,398
Debt facility	-	-	500	500
Total financial liabilities	$78,750	$78,750	$88,301	$88,301

Notes Page 33

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

23.	FINANCIAL INSTRUMENTS (continued)

(c)	Fair value of financial instruments

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2:	All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.
Level 3:	Inputs which have a significant effect on the fair value are not based on observable market data.

	December 31, 2013		December 31, 2012
	Level 1	Level 2	Level 1	Level 2
Financial assets
Cash equivalents	$-	$8,832	$-	$-
Accounts receivable related to concentrate sales (1)	-	7,939	-	4,823
Marketable securities (2)	3,377	-	7,237	-
Derivatives (2)	800	-	-	-
Financial liabilities
Prepayment facility (3)	$(1,383)	$45,599	$-	$50,403

(1)
Accounts receivable related to concentrate sales are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable related to concentrate sales are marked-to-market based on a quoted forward price for which there exists an active commodity market.

(2)	Derivative financial instruments and marketable securities are valued based on unadjusted quoted prices for identical assets in an active market obtained from securities exchanges.
(3)
The prepayment facility is valued based on the market value of lead and zinc to be delivered, determined using the forward price curve of the respective metals, discounted at market discount rate. Zinc and lead call options acquired in relation to the prepayment facility are valued based on unadjusted quoted prices for identical assets in an active market obtained from security exchanges.

There were no transfers between levels 1, 2 and 3 during the years ended December 31, 2013 and 2012.

(d)	Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Notes Page 34

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

23.	FINANCIAL INSTRUMENTS (continued)

	(d)	Financial risk management (continued)

		i)	Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables. The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international organizations. Additionally, silver-lead concentrates and related base metal by-products are sold primarily through four international organizations with good credit ratings. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

		ii)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at December 31, 2013, the Company has outstanding trade payables of $20.9 million (December 31, 2012 - $20.8 million) which are generally payable in 90 days or less and accrued liabilities of $13.6 million (December 31, 2012 - $16.5 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$34,534	$34,534	$-	$-	$-
Prepayment facility	49,930	16,091	33,839	-	-
Finance lease obligations	39,188	17,680	17,766	3,742	-
Decommissioning liabilities	16,437	-	-	-	16,437
Total Obligations	$140,089	$68,305	$51,605	$3,742	$16,437

iii)	Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

				December 31, 2013		December 31, 2012
				Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	Cash and cash	Trade and other	Trade and other	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	payables	exposure	currency	exposure	currency
Canadian dollar	$11,873	$395	$(1,043)	$11,225	$1,123	$5,001	$500
Mexican peso	763	12,647	(20,194)	(6,784)	(678)	(7,237)	(724)
	$12,636	$13,042	$(21,237)	$4,441	$444	$(2,236)	$(224)

Notes Page 35

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

23.	FINANCIAL INSTRUMENTS (continued)

	(d)	Financial risk management (continued)

iv)	Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives byproduct revenue from the sale of gold, zinc, lead and iron ore, which accounts for approximately 17% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company has a forward sales agreement to sell a portion of the Company’s zinc and lead production at a fixed price over a 36 months period commencing July 2013. The Company does not use derivative instruments to hedge its commodity price risk to silver. In July 2013, the Company purchased call options on lead and zinc futures equivalent to remaining production to be delivered under the terms of the prepayment facility. The call options were purchased to mitigate potential exposure to future price increases in lead and zinc.

As at December 31, 2013, a 10% increase or decrease of metal prices at December 31, 2013 would have the following impact on net earnings:

				December 31, 2013
					Effect of +/-
					10% change in
	Silver	Gold	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$1,306	$158	$555	$37	$2,056
Metals in doré and concentrates inventory	47	1	11	3	62
Prepayment facility	-	-	(2,377)	(2,446)	(4,823)
	$1,353	$159	$(1,811)	$(2,406)	$(2,705)

v)	Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time. As at December 31, 2013, the Company’s exposure to interest bearing liabilities is limited to its prepayment facility and finance leases.

Based on the Company’s interest rate exposure at December 31, 2013, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings.

Notes Page 36

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

24.	SUBSIDIARIES

Details of the Company’s significant subsidiaries at December 31, 2013 are as follows:

		Place of incorporation and
Name of subsidiary	Principal activity	operation	% Ownership
First Majestic Silver Corp.	Holding company and silver sales	Canada	100%
First Silver Reserve Inc.	Holding company	Canada	100%
Corporación First Majestic, S.A. de C.V.	Holding company	Mexico	100%
First Majestic Plata, S.A. de C.V.	Silver mining company	Mexico	100%
Minera El Pilón, S.A. de C.V.	Silver mining company	Mexico	100%
Minera La Encantada, S.A. de C.V.	Silver mining company	Mexico	100%
First Majestic Del Toro, S.A. de C.V.	Silver mining company	Mexico	100%
La Guitarra Compañia Minera, S.A. de C.V.	Silver mining company	Mexico	100%
Minera Real Bonanza, S.A. de C.V.	Silver mining company	Mexico	100%
Minera La Rastra, S.A. de C.V.	Silver mining company	Mexico	100%
Minera Terra Plata, S.A. de C.V.	Silver mining company	Mexico	100%
Majestic Services, S.A. de C.V.	Service company	Mexico	100%
Servicios para La Industria Minera, S.A. de. C.V.	Service company	Mexico	100%
Servicios Minero-Metalúrgicos Industriales, S.A. de C.V.	Service company	Mexico	100%
Administración y Servicios Integrales ASI, S.A. de C.V.	Service company	Mexico	100%
Mantenimiento Central Para Equipo Minero, S.A. de C.V.	Service company	Mexico	100%
0915623 B.C. Ltd.	Holding company	Canada	100%
FMS Investment Cooperatië UA	Investment company	Netherlands	100%
FMS Investco B.V.	Investment company	Netherlands	100%
FMS Trading AG	Silver trading company	Switzerland	100%
FMS Capital AG	Treasury company	Switzerland	100%

25.	KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers was as follows:

	Year Ended	Year Ended
	December 31, 2013	December 31, 2012
Salaries, bonuses, fees and benefits
Independent members of the Board of Directors	$892	$598
Other members of key management	3,396	2,788
Share-based payments
Independent members of the Board of Directors	442	480
Other members of key management	5,471	4,664
	$10,201	$8,530

Notes Page 37

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

26.	SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended	Year Ended
	December 31, 2013	December 31, 2012
Net change in non-cash working capital items:
Increase in trade and other receivables	$(2,447)	$(3,303)
Increase in inventories	(3,143)	(5,835)
Increase in prepaid expenses and other	(535)	(489)
Decrease in net taxes receivable	8,298	9,924
Increase in trade and other payables	2,180	977
	$4,353	$1,274
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon exercise of options	$742	$3,953
Capitalization of borrowing costs (Note 18(a))	(3,193)	-
Assets acquired by finance lease	(6,523)	(10,071)
Shares issued for acquisition of Silvermex (Note 29)	-	136,317
Warrants issued for acquisition of Silvermex (Note 29)	-	646
	$(8,974)	$130,845

27.	CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company would accrue for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

During 2010, La Guitarra Compañía Minera, S.A. de C.V. (“La Guitarra”), a subsidiary acquired by the Company in 2012, had a tax reassessment from the Mexican tax authorities for the fiscal year 2003 relating to ineligible VAT refunds and tax treatment of intercompany loans with a maximum potential exposure of $3.1 million (40.8 million Mexican pesos). La Guitarra had previously posted cash as collateral for a bond held with the Mexican tax authorities for $3.1 million (40.8 million Mexican pesos) and also accrued a VAT payable of $3.1 million related to the tax reassessment. In 2013, the Company submitted a voluntary tax amnesty and remitted $2.4 million (31.5 million Mexican pesos) in exchange for a credit on the remaining balance of $0.7 million (9.3 million Mexican pesos). As at December 31, 2013, the 2003 tax reassessment had been fully settled with the Mexican tax authorities and the cash was returned. The gain on settlement of $0.7 million was recorded in other income.

During 2011, Minera El Pilón, S.A. de C.V., a subsidiary of the Company, received tax assessments from the Mexican tax authority Servicio de Administracion Tributaria for fiscal years 2004 to 2007 relating to various tax treatments with a maximum potential remittance of approximately $5.8 million (75.7 million Mexican pesos). As at December 31, 2013, the Company has defended itself successfully in all of these tax assessments. Professional fees of $0.3 million (2012 - $0.1 million) were incurred and expensed as general and administrative expenses during the year in relation to the appeal process.

Notes Page 38

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

27.	CONTINGENT LIABILITIES (continued)

In 2012, the Mexican government introduced changes to the federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to workers’ participation benefits. These amendments may have an effect on the distribution of profits to workers and result in additional financial obligations to the Company. The Company continues to be in compliance with the federal labour law and believes that these amendments will not result in any new material obligations. Based on this assessment, the Company has not accrued any provisions for the year ended December 31, 2013. The Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

28.	FIRST SILVER LITIGATION

In May 2006, the Company acquired a controlling interest in First Silver for $50.8 million (“the Agreement”). The purchase price was payable to the Vendor (“Davila Santos”) in three instalments. The first and second instalments totaling $38.1 million were paid in accordance with the Agreement. The final 25% instalment of $12.7 million was not paid to Davila Santos pending a legal action by the Company against Davila Santos and his private company involving a mine in Mexico (“the Bolaños Mine”) as set out further below.

In November 2007, the Company and First Silver commenced an action against Davila Santos, who was a director and the President and Chief Executive Officer of First Silver at the time of the Agreement (“the Action”). The Company and First Silver alleged, among other things, that Davila Santos through his private company, acquired control of the Bolaños Mine in breach of his fiduciary duties to First Silver. In their Statement of Defence, the defendants denied that Davila Santos violated his fiduciary duties to First Silver.

Davila Santos also filed a counterclaim (“the Counterclaim”) against the Company in which he claimed for unpaid amounts and interest under the Agreement. As of July 16, 2009, the unpaid amount, together with interest calculated at the contractual interest rate of 6%, amounted to $14.2 million. As a result of a consent order in the Action on July 16, 2009, the sum of $13.6 million was paid into the trust account of Davila Santos’ lawyers pending the outcome of the Action (“the Trust Funds”), leaving an unpaid balance under the Agreement of CDN$0.6 million (“the Unpaid Balance”). In the Counterclaim, Davila Santos also claimed, among other things, interest at 6% compounded annually and calculated daily on the Trust Funds and the Unpaid Balance and reimbursements of all costs and expenses, including his legal fees, incurred by Davila Santos in pursuing his claims against the Company.

The trial of the Action and Counterclaim commenced in the Supreme Court of British Columbia in Vancouver, British Columbia in April 2012. In April 2013, the Company received a positive judgment from the Court, which awarded the sum of $93.8 million in favour of First Majestic against the defendants. As for the Counterclaim, on June 25, 2013, the Court held that Davila Santos was only entitled to simple post-judgment interest on the Unpaid Balance commencing July 16, 2009, and that both the Unpaid Balance and this interest were to be set-off against the amount awarded to the Company. Davila Santos’ claim for costs and expenses was dismissed. As well, the Court ordered that the Trust Funds and all earned interest thereon since July 16, 2009 be paid to the Company’s lawyers. These funds, totalling $14.1 million, were received by the Company on June 27, 2013 in partial payment of the April 24, 2013 judgment, leaving an unpaid amount of approximately $79.0 million.

The judgments by the Supreme Court of British Columbia in favour of the Company were appealed by the defendants. On June 27, 2013, a justice of the Court of Appeal of British Columbia ordered the defendant to post security or provide a letter of credit in the amount of $79.0 million by September 25, 2013. Additionally, the Supreme Court of British Columbia has granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine and the holding account. The defendant did not post security nor provided a letter of credit and as a result, on October 23, 2013, the defendant’s appeal (“the Appeal Dismissal Order”) was dismissed by the Court of Appeal.

Notes Page 39

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

28.	FIRST SILVER LITIGATION (continued)

On October 30, 2013, the defendant initiated an application to vary or discharge the Appeal Dismissal Order requiring a written motion within 14 days and a hearing with a three judge panel to determine if the appeal judge made an error in law or principle. The outcome of this application is presently not determinable. Judgment against Davila Santos should not be regarded as conclusive until such time as all avenues for appeal have been exhausted and the Company cautions that even if the results of all such appeals are in the Company’s favour it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to try to recover the unpaid portion of the judgment. The outcome of any such action is not presently determinable.

During the year ended December 31, 2013, the Company recognized a gain of $0.6 million related to the reversal of interest and costs previously accrued for the Action. The $14.1 million payment received on June 27, 2013 was recorded as a deferred gain and will only be recognized in the event all avenues for the defendant’s appeals have been exhausted. There can be no guarantee of collection on the remainder of the judgment amount and accordingly, as at December 31, 2013, the Company has not accrued any additional amounts related to the remaining $79.0 million unpaid judgment in favour of the Company.

29.	ACQUISITION OF SILVERMEX RESOURCES INC.

On July 3, 2012, the Company completed the plan of arrangement (the “Arrangement”) previously announced on April 3, 2012 to acquire all of the issued and outstanding common shares of Silvermex Resources Inc. Shareholders of Silvermex received 0.0355 First Majestic shares and CAD$0.0001 for each share of Silvermex. Pursuant to closing of the transaction, First Majestic issued 9,451,641 common shares, 338,295 replacement warrants and $26,000 in cash for the acquisition. The total consideration was valued at $137.0 million (CAD$138.7 million) at the acquisition date. Total transaction costs for the acquisition was $2.7 million which were expensed in 2012.

The acquisition strengthened First Majestic’s position, adding the La Guitarra Silver Mine as the Company’s fourth producing asset with additional growth potential. La Guitarra further diversifies production and cash flow across the Company’s portfolio of producing mines and other exploration projects in Mexico, including the Plomosas, Peñasco Quemado, La Frazada and Los Lobos projects.

Total consideration for the acquisition and the purchase price allocation, in accordance with IFRS 3 - Business Combinations, are estimated as follows:

Consideration:
9,451,641 First Majestic common shares x CAD$14.60 per share	$136,317
338,295 First Majestic replacement warrants (Note 21(c))	646
Cash paid (266.2 million Silvermex shares x CAD$0.0001 per share)	26
Total consideration	$136,989

Allocation of purchase price
Cash and cash equivalents	$11,380
Inventories	3,145
Mining interests	118,287
Property, plant and equipment	10,827
Goodwill	24,591
Deposit on long-term assets	482
Other net working capital	(7,665)
Decommissioning liabilities	(1,954)
Deferred tax liabilities, net	(22,104)
$136,989

Notes Page 40

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

29.	ACQUISITION OF SILVERMEX RESOURCES INC. (continued)

Goodwill of $24,591,000 was recognized at the time of the acquisition primarily as a result of the requirement under IFRS to record deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill. At December 31, 2013, the Company tested the recoverability of its investment in the mining interests acquired as part of the Silvermex acquisition and assessed them to be impaired (see Note 14).

Financial and operating results of Silvermex are included in the Company’s consolidated financial statements effective July 3, 2012. During the year ended December 31, 2012, the acquisition of Silvermex contributed revenues of $5,291,000 and loss of $459,000 to the Company’s net earnings. Had the business combination been effected at January 1, 2012, revenues of the Company would have been $252,034,000 and earnings would have been $82,684,000 for the year ended December 31, 2012 (unaudited). Management considers these pro forma numbers to represent an approximate measure of the performance of the consolidated entity during 2012.

30.	SUBSEQUENT EVENTS

Subsequent to December 31, 2013:

a)	293,784 shares valued at $2.8 million were granted for acquisition of mineral properties adjacent to the La Guitarra Silver Mine (see Note 13(e));
b)	1,736,642 options were granted with a weighted average exercise price of CAD$10.44 and expire in five years from the grant date;
c)	48,500 options were cancelled; and
d)	Management determined that the 1,000 tpd cyanidation plant at the Del Toro Silver Mine achieved commercial production on January 1, 2014.

Pursuant to the above subsequent events, the Company has 117,318,624 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors.

31.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements of First Majestic Silver Corp. for the year ended December 31, 2013 were approved and authorized for issue by the Board of Directors on February 25, 2014.

Notes Page 41